Enerpulse Technologies, Inc.

2451 Alamo Ave SE

Albuquerque, New Mexico 87106

April 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549

Re:	Enerpulse Technologies, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-191471)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on April 24, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mark C. Lee at (916) 868 0630 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

Enerpulse Technologies, Inc.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer